PRICING SUPPLEMENT NO. 24                                         Rule 424(b)(3)
DATED:   March 9, 2006                                       File No. 333-121744
(To Prospectus dated February 2, 2005,
and Prospectus Supplement dated February 2, 2005)

                                 $12,410,781,162
                         THE BEAR STEARNS COMPANIES INC.
                           Medium-Term Notes, Series B
                           --------------------------

                          Bear Extendible Notes (BENs)

      The floating rate Bear Extendible Notes described in this Pricing Supplement, which we refer to as the BENs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the BENs is extended in accordance with the procedures described below. In no event will the maturity of the BENs be extended beyond the final maturity date.

      During the notice period for each election date, you may elect to extend the maturity of all or any portion of the principal amount of your BENs so that the maturity of your BENs will be extended to the date occurring 2 years from and including the 15th day of the next succeeding month. However, if that 2 year extension date is not a Business Day, the maturity of your BENs will be extended to the immediately preceding Business Day. The election dates will be the 15th calendar day of each March and September from September 2006 to March 2009 inclusive, whether or not any such day is a Business Day.

      You may elect to extend the maturity of all of your BENs or of any portion thereof having a principal amount of $25,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the 5th Business Day prior to the election date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the BENs, through the normal clearing system channels described in more detail below, no later than the last Business Day of the notice period. Upon delivery to the Trustee of a notice of election to extend the maturity of the BENs or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last Business Day in such notice period, at which time such notice will become irrevocable.

      If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your BENs, the principal amount of the BENs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your BENs has previously been extended. The principal amount of the BENs for which such election is not exercised will be represented by a note issued on such election date. The new note so issued will have the same terms as the BENs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 2 years from and including such election date or, if such 2 year extension date is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the BENs will be irrevocable and will be binding upon any subsequent holder of such BENs.

      The BENs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the applicable Spread for the relevant Interest Reset Date. We describe how floating rates are determined and calculated in the section captioned "Description of Notes - Floating Rate Notes" in the Prospectus Supplement, subject to and as modified by the provisions described below.

                                                        (continued on next page)

                            Bear, Stearns & Co. Inc.

      The BENs will be issued in registered global form and will remain on deposit with The Depository Trust Company ("DTC"), as depositary for the BENs. Therefore, you must exercise the option to extend the maturity of your BENs through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your BENs, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the BENs to notify DTC of your election to extend the maturity of your BENs in accordance with the then applicable operating procedures of DTC. Notice of any decision to revoke your election must be made through the same clearing system channels.

      DTC must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the BENs to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the election date is not a Business Day, notice of your election to extend the maturity date of your BENs must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

      The BENs will initially be limited to $102,000,000 in aggregate principal amount. We may create and issue additional floating rate extendible notes with the same terms as the BENs so that such additional floating rate extendible notes will be combined with this initial issuance of BENs.

      For purposes of your exercise of an election to extend the maturity of all or any portion of your BENs, "Business Day" means any day that is not a Saturday or Sunday, and that is neither a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

Principal Amount: $102,000,000   Floating Rate Notes [x]    Book Entry Notes [x]

Original Issue Date: 3/15/2006   Fixed Rate Notes [  ]   Certificated Notes [  ]

Initial Maturity Date:  3/15/2008, or if          CUSIP#: 073928P31
        such  day is not a Business                   New CUSIP numbers
        Day, the immediately                          will be assigned to
        preceding Business Day                        BENs maturing prior to
                                                      the Final Maturity Date

Option to Extend Maturity:    No    [  ]
                              Yes   [x]    Final Maturity Date: 3/15/2011, or if
                                                 such day is not a Business Day,
                                                 the immediately preceding
                                                 Business Day

Minimum Denominations:        $25,000, increased in multiples of $1,000.

                                              Optional              Optional
                         Redemption           Repayment             Repayment
   Redeemable On          Price(s)             Date(s)              Price(s)
   -------------       --------------       -------------        -----------
        N/A                  N/A                 N/A                   N/A

Applicable Only to Fixed Rate Notes:
------------------------------------

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:
--------------------------------------

Interest Rate Basis:                     Maximum Interest Rate:  N/A

[ ]  Commercial Paper Rate               Minimum Interest Rate:  N/A

[ ]  Federal Funds Effective Rate

[ ]  Federal Funds Open Rate

[ ]  Treasury Rate

[ ]  LIBOR Reuters

[x]  LIBOR Telerate

[ ]  Prime Rate

[ ]  CMT Rate

                                         Interest Reset Date(s): Commencing
                                             April 15,
                                             2006 and on the 15th day of each
                                             month
                                             thereafter prior to the relevant
                                             maturity
                                             date.

                                         Interest Reset Period: The first
                                             Interest Reset Period will be the
                                             period from and including April 15,
                                             2006 to but excluding the
                                             immediately succeeding Interest
                                             Reset Date. Thereafter, the
                                             Interest Reset Periods will be the
                                             periods from and including an
                                             Interest Reset Date to but
                                             excluding the immediately
                                             succeeding Interest Reset Date;
                                             provided that the final Interest
                                             Reset Period for the BENs, or any
                                             BENs maturing prior to the Final
                                             Maturity Date, will be the period
                                             from and including the Interest
                                             Reset Date in the month immediately
                                             preceding the maturity of the BENs,
                                             or any portion of the BENs, to but
                                             excluding the relevant maturity
                                             date.

                                         Interest Payment Date(s): Commencing
                                             April 15, 2006 and on the 15th
                                             day of each month thereafter,
                                             including the Final Maturity Date.
                                             The final Interest Payment Date for
                                             the BENs, or any portion of the
                                             BENs maturing prior to the Final
                                             Maturity Date, will be the maturity
                                             date, and interest for the final
                                             Interest Payment Period will accrue
                                             from and including the Interest
                                             Payment Date in the month
                                             immediately preceding such maturity
                                             date to but excluding the maturity
                                             date.

                                         Interest Payment Period:  Monthly

                                         Election Dates: Commencing September
                                         15,
                                             2006, the election dates shall be
                                             the 15th calendar day of each March
                                             and September from September 2006
                                             to March 2006 inclusive, whether or
                                             not such day is a Business Day.

Initial Interest Rate: 4.78875%          Notice Period(s): The notice period
                                             for each
                                             election date will begin on the
                                             5th Business
                                             Day prior to but not including the
                                             election date
                                             and end on the election date;
                                             however, if that
                                             election date is not a Business
                                             Day, the notice
                                             period will be extended to the
                                             following
                                             Business Day.

Index Maturity:  One Month

Spread (plus or minus):  The table below indicates
                the applicable Spread for the Interest
                Reset Dates occurring during each of the indicated periods.

For Interest Reset Dates occurring:                                 Spread:
----------------------------------                                  ------

From the Original Issue Date to but excluding  3/15/2007:           + .04%
From and including 3/15/2007 to but excluding  3/15/2008:           + .04%
From and including 3/15/2008 to but excluding  3/15/2009:           + .06%
From and including 3/15/2009 to but excluding  3/15/2010:           + .07%
From and including 3/15/2010 to but excluding  3/15/2011:           + .08%


                  CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes certain US federal income tax consequences of the purchase, beneficial ownership and disposition of the BENs. This discussion supplements the section captioned "Certain US Federal Income Tax Considerations" in the Prospectus Supplement dated February 2, 2005. This summary deals only with a beneficial owner of BENs that is:

o an individual who is a citizen or a resident of the United States for U.S. federal income tax purposes;

o a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

o an estate whose income is subject to U.S. federal income taxation regardless of its source; or

o a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, as defined for U.S. federal income tax purposes, have the authority to control all of its substantial decisions (each a "U.S. holder").

    An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

    This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This summary addresses only U.S. holders that purchase BENs at initial issuance and beneficially own such BENs as capital assets and not as part of a "straddle," "hedge," "synthetic security" or a "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their BENs through a partnership or other entity treated as a partnership for U.S. federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the BENs in tax-deferred or tax-advantaged accounts; or "controlled foreign corporations" or a "passive foreign investment companies" for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder of BENs, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the BENs.

PROSPECTIVE PURCHASERS OF BENS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF BENS AS WELL AS ANY

CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION TO WHICH THEY MAY BE SUBJECT.

U.S. Federal Income Tax Treatment of U.S. Holders.

General

      There are no regulations, rulings or other authorities addressing the U.S. federal income tax treatment of debt instruments with terms that are substantially similar to the BENs, and therefore the U.S. federal income tax treatment of the BENs is subject to some uncertainty. As discussed below, we intend to take the position that the election by a U.S. holder to extend the maturity of BENs through the Final Maturity Date will not be a taxable event for us or the U.S. holder, and we intend to take the position that the Final Maturity Date is the maturity date of the BENs for U.S. federal income tax purposes. However, this position is not free from doubt.

Tax Treatment of the BENs

      Under the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations"), for purposes of determining the yield and maturity of a debt instrument, a U.S. holder is generally deemed to exercise an option or combination of options if the exercise would maximize the yield on the debt instrument. Because the Spread will periodically increase during the term of the BENs, for purposes of the OID Regulations, as of the issue date, we intend to take the position that U.S. holders should be deemed to elect on each election date, through and including March 15, 2009, to extend the maturity of the BENs through the Final Maturity Date, and therefore that the Final Maturity Date is the maturity date of the BENs for U.S. federal income tax purposes.

      Under the Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a U.S. holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, the deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the BENs (including their economic equivalence to a five-year debt instrument containing put options).

      Because we will take the position under the OID Regulations that the Final Maturity Date is the maturity date of the BENs, we intend to take the position that the election by a U.S. holder to extend the maturity of BENs through the Final Maturity Date will not give rise to a taxable event for us or U.S. holders. U.S. holders, by purchasing the BENs, will agree to this treatment and will agree not to take a contrary position for U.S. federal income tax purposes unless required by law.

      It is unclear how the OID Regulations apply in conjunction with the Modification Regulations, and therefore no assurance can be given that the IRS will accept, or that the courts will uphold, this position. For example, the IRS may assert that a U.S. holder should not be treated as exercising all options that maximize its yield for purposes of the Modification Regulations, and therefore each extension of BENs may be treated as a modification for U.S. federal income tax purposes. Under a safe harbor in the Modification Regulations, a deferral that extends the maturity of a debt instrument for the lesser of five years or 50% of the original term of the debt instrument does not give rise to a taxable event. Because the BENs mature pursuant to their terms in two years, an election to extend the maturity of BENs through March 2009 (i.e., 50% of two years) should not be treated as a taxable event in any case. However, the IRS may view any election to extend the maturity of the BENs by more than one year as giving rise to a taxable event.

      In this event, a U.S. holder would generally be required to recognize any gain inherent in the BENs. We do not expect that any such gain would be significant (but the amount of any such gain recognized will depend upon all the facts and circumstances present at the time of the taxable event).

      In addition, it is possible that the IRS could assert that the BENs are subject to special rules governing "contingent payment debt instruments." If the IRS were successful in this assertion, U.S. holders may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price of the BENs and any gain recognized with respect to the BENs generally would be treated as ordinary income. However, because the BENs bear a variable interest rate that is reset periodically throughout the term of the BENs and provide for current payment of interest, we expect that the adverse tax consequences of such treatment, if any, should not be significant. The U.S. federal income tax treatment of contingent payment debt instruments is summarized in the Prospectus Supplement dated February 2, 2005 under the caption "Certain US Federal Income Tax Considerations - Contingent Payment Debt Instruments." Each U.S. holder is urged to consult its tax advisors regarding its tax treatment in the event it elects to extend the maturity of the BENs.

      The remainder of this summary assumes that the Final Maturity Date is the maturity date of the BENs, elections to extend the maturity of all or a portion of the principal amount of the BENs through the Final Maturity Date will not be taxable events and that the BENs are not contingent payment debt instruments for U.S. federal income tax purposes.

Interest

      Interest paid to a U.S. holder on the BENs will be includible in gross income as ordinary interest income when paid or accrued in accordance with the U.S. holder's usual method of accounting.

      In addition, any increase on a particular Interest Reset Date in the Spread that is added to LIBOR to determine the interest rate for the ensuing interest period for the BENs should be considered "de minimis" under the original issue discount rules, and therefore the BENs should not be considered to have original issue discount for U.S. federal income tax purposes as a result of the increase in the Spread.

Sale, Exchange, Redemption, Repayment or Other Disposition of the BENs

      Upon the disposition of BENs by sale, exchange, redemption, repayment or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder's adjusted tax basis in the BENs. A U.S. holder's adjusted tax basis in a BEN will generally equal the cost of the BEN to the U.S. holder. Capital gains of individual taxpayers from the sale, exchange, redemption, repayment or other disposition of BENs held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, repayment or other disposition of a BEN is subject to limitations.

Information Reporting and Backup Withholding.

      Information reporting will apply to certain payments on BENs (including interest and OID) and proceeds of the sale of BENs held by a U.S. holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a U.S. holder if (a) the U.S. holder has failed to provide its correct taxpayer identification number on IRS Form W-9, or (b) we have been notified by the IRS of an underreporting by the U.S. holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year).

      Backup withholding is not an additional tax and may be refunded (or credited against your U.S. federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN BENS. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

                                      * * *

The distribution of BENs will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.